Exhibit 99.9

James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland
24 March 2014
T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

James Hardie Dividend Amount

The Company’s special dividend of 28 US cents per CUFS, announced on 28 February 2014, converts to a dividend payment of 30.8756 Australian cents.

The dividend is payable in Australian currency on 30 May 2014 to securityholders registered at the 21 March 2014 record date.

The dividend will be paid:

•	in US dollars to American Depositary Receipt holders and securityholders who have elected to receive payment in US currency.

The dividend will be converted and paid:

•	in New Zealand dollars to securityholders who have elected to receive payment in NZ currency; and
•	in pounds sterling to securityholders who have elected to receive payment in UK currency.

Irish Dividend Withholding Tax (20% of the gross dividend) will be deducted from the dividend payment to any securityholders who have not submitted a validly completed Irish DWT Form.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA), Alison Littley (UK),

James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries

Company number: 485719